July 13, 2010

Chris White, Branch Chief
Bob Carroll
United States Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Washington, D.C. 20549

                 Re: Response to ABC Acquisition Corp 1501 (the “Company”) Form 10 Comment Letter

Dear Mr. White and Mr. Carroll:

          On behalf of the Company, we have reviewed your comment letter (the “Letter”) dated November 24, 2009 relating to the Company’s Form 10 (the “Form 10”). On behalf of the Company, I extend its apologies for not responding sooner. As discussed with Doug Brown, the Company believes that it has responded to the substantive comments in your November 24, 2009 letter in its most recent Form 10K for the period ending December 31, 2009 (the “10K”). Certain changes, referenced herein, will be addressed in the Company’s next quarterly report on form 10Q. We have attached a marked version of version of the 10K to help facilitate your review. A brief description of the changes is set forth below. The numbers below, and the numbered changes on the accompanying version of the 10K, correspond to the numbered comments in your Letter.

General

1. We believe that we have fully responded to your comments. As appropriate, we have also updated any disclosures associated with the Company required by the Form.

2. No response.

3. The Company agrees that the OMB statement on the cover page of an effective Form 10 is not necessary, and the Company believes that its current placement does not necessitate an amendment to the Form.

4. In response to Comment #4 in the Letter, the Form 10 clearly states on the cover page and in item 11 that the Company is registering common and preferred stock. The Company also states this in its 10k on the cover and in Item 5 that both its common and preferred shares are registered.

5. In response to Comment #5 in the Letter, the Company discussed in Part I, Item 1 of the 10K the general limitations that states place on blank check companies. We believe that this discussion is adequate, as a discussion of each jurisdiction is unneeded as the Company states that it does not intend to undertake any effort to cause a market to develop in any jurisdiction where restrictions on blank check companies exist. The Company acknowledges that it is required to comply with Rule 419 of the Securities Act, as is all similarly situated companies. We have not included a discussion of that requirement, just as we have not included a discussion of most other statutory requirements applicable to similarly situation companies, as we believe that the statute and regulations speak for themselves. If the staff believes that the Company should nonetheless include such a discussion, the Company will include it in its next Form 10Q.

Explanatory Note

6. In response to Comment #6 in the Letter, the Company has in its subsequent filings referred to current nomenclature for its periodic filings.

Table of Contents

7. In response to Comment #7 in the Letter, the Company has revised the Table of Contents on Page 3 and paginated the Form.

Description of Business

8. In response to Comment #8, at the time of the filing of the Form 10 and the 10K, the Company believes it had disclosed all of its plans related to organizational efforts and expenses. The Company at that time simply had no plans other than disclosed. The Company has updated and will continue to update its responses as appropriate.

9. In response to Comment #9 in the Letter, the Company believes that its disclosures were clear at the time related to its additional financing, as its own plans were undecided. Therefore, to the extent the staff felt that the comments were insufficient, the Company responds that it could not clarify its plans at the time, as they had not been further defined internally than what was disclosed. The Company has disclosed and will continue to disclose its plans in subsequent filings as they develop.

Business of Issuer

10. In response to Comment #10 in the Letter, the Company believes that its disclosures were adequate as made; the Company further believes that it would be engaging in pure speculation if it were to hypothesize as to why a yet unidentified target would be enter into a business combination with the Company, and such unfounded speculation would be inappropriate for disclosure.

11. In response to Comment #11 in the Letter, the Company believes that it would be engaging in pure speculation if it were to hypothesize as to how it would seek to structure a deal with an unidentified target; the Company further believes that such unfounded speculation would be inappropriate for disclosure.

Risk Factors

12. In response to Comment #12 in the Letter, the Company believes that other risk factors properly address the risk of insufficient assets and that the inclusion of an additional risk fact would be redundant and confusing as it is based on unfounded speculation about the future.

We Cannot Assure you that Following a Business Combination with an Operating Company……

13. In response to Comment #13 in the Letter, the Company believes that its risk fact is adequate. If the staff believes that the risk factor should be expanded, the Company will include additional information in its next Form 10Q.

Certain Information About Our Sole Officer and Director

14. In response to Comment #14 in the Letter, the Company has updated in its 10K Mr. Amersey’s information.

15. In response to Comment #15 in the Letter, the Company confirms that neither Mr. Amersey nor Amersey Investment Holdings, LLC is an SEC Registered Investment Advisor. Mr. Amersey is no longer associated with the Company, and the Company believes that this issue is therefore moot.

Executive Compensation

16. In response to Comment #16 in the Letter, the Company has nothing further to add as there can be no “enforcement” mechanism when a Company is owned and managed by a sole individual. Additionally, Mr. Amersey is no longer associated with the Company, and the Company believes that this issue is therefore moot.

Indemnification of Directors and Officers

17. In response to Comment #17, the Company is revising its by-laws so that they no longer refer to Delaware law and Delaware courts, and instead, refer to Nevada law and Nevada courts. The revised bylaws will be filed as an exhibit to the Company’s 10Q.

Financial Statements, Exhibit 99.1

18. In response to Comment #18, the Company has revised the formatting of the financial statements in its 10k. The formatting of the financial statement was altered upon filing with the EDGAR system. The Company remedied this formatting issue, and the financial statement now reflects individual line item amounts along with appropriate subtotals and totals.

               If you have any questions regarding our changes in accordance with the comments in the Letter, please do not hesitate to call. Thank you for assisting with the review process.

Sincerely,
Joyce Thrasher Kaiser & Liss, LLC
/s/ H. Grady Thrasher IV
H. Grady Thrasher IV, Esq.